  October 14, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:          Registration Statement on Form S-11 (File No. 163840) of
Halvern Realty, Inc.

Ladies and Gentleman:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Halvern Realty, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-11 (File No. 333-163850), as amended, together with all exhibits thereto, initially filed on December 18, 2009 (the “Registration Statement”).

The Company requests withdrawal of the Registration Statement because it has determined not to proceed with the public offering contemplated by the Registration Statement due to unfavorable market conditions.  The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement and such Registration Statement was not declared effective.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please provide a copy of the order granting the withdrawal of the Registration Statement to the undersigned via facsimile at 310-689-7717, with a copy to David Slotkin of Hogan Lovells US LLP, the Company’s counsel, via facsimile at (202) 637-5910.

Should you have any questions, please do not hesitate to contact David Slotkin at (202) 637-3675.

Dated: October 14, 2010	HALVERN REALTY, INC.
	By:	/s/ Richard S. Ziman
Richard S. Ziman
Chairman and Chief Executive Officer

10940 WILSHIRE BLVD., SUITE 1950, LOS ANGELES, CA 90024